Exhibit 3.2
AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS OF COMMERCIAL VEHICLE GROUP, INC.

ARTICLE VII

Exclusive Forum

Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or the By-laws (as either may be amended from time to time) or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case, shall, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware; provided, however, that in the event that the Court of Chancery of the State of Delaware lacks personal jurisdiction over the indispensable parties named as defendants in such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VII.

RLF1 24998563v.1